December 6, 2019

James Belardi
Chairman and Chief Executive Officer
Athene Holding Ltd.
Chesney House
96 Pitts Bay Road
Pembroke, HM08, Bermuda

       Re: Athene Holding Ltd.
           PRE 14A filed November 12, 2019
           File No. 001-37963

Dear Mr. Belardi:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PRE 14A filed November 12, 2019

Questions and Answers About the Special Meeting and Voting
What is the purpose of the Special Meeting?, page 1

1. We note your disclosure on page 3 and elsewhere in the filing that Messrs. Belardi and
      Wheeler have each entered into a letter agreement pursuant to which they have agreed to vote their Class M Common Shares in favor of the proposals on which Class
M
      shareholders are entitled to vote at the Special Meeting. We also note section 5.14 of the
      Transaction Agreement, which provides that Athene delivered to Apollo copies of the letter agreements executed by holders of a majority of each of the Class M-1, M-2, M-3 and M-4 Shares relating to their voting at the Special Meeting. Accordingly, please revise your disclosure to clarify, if accurate, that as a result of the letter agreements, all proposals on which Class M shareholders are entitled to vote at the Special Meeting are expected to be approved, regardless of the votes of Class M shareholders who have not entered into such agreements.
 James Belardi
Athene Holding Ltd.
December 6, 2019
Page 2
What are the principal conditions to consummation of the Share Transactions?, page 5

2. You disclose that the parties' obligations to complete the Share Transactions are conditioned upon, among others, the "receipt of certain regulatory approvals necessary to consummate, and the actual consummation of, the restructuring of certain reinsurance transactions contemplated by the Transaction Agreement." Please revise to briefly describe the nature of such restructuring transactions, either here or elsewhere in your proxy statement.
Description of the Share Transactions, the Class B Exchange and the Class M Exchange
Opinion of the Special Committee's Financial Advisor -- Houlihan Lokey, page 59

3. We note your disclosure in the third and fourth bullets on page 59. Please disclose the financial projections of Athene and Apollo that were provided to Houlihan Lokey in connection with the preparation of its fairness opinion or tell us why such information is not material to shareholders.
Proposal - The Share Transactions
Dilution, page 118

4. You disclose that upon the closing of the Share Issuance, your "current shareholders would experience substantial dilution of earnings per share, as well as of ownership percentage." Please revise to disclose in quantified terms the impact of such dilution upon your current shareholders.
Security Ownership of Certain Beneficial Owners and Management, page 121

5. Please revise this section to also disclose the post-transaction beneficial ownership of the company.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Lin at (202) 551-3552 or Dietrich King at (202) 551-8071 with any questions.



FirstName LastNameJames Belardi                                 Sincerely,
Comapany NameAthene Holding Ltd.
                                                                Division of
Corporation Finance
December 6, 2019 Page 2                                         Office of
Finance
FirstName LastName